Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Investor Relations
matthew.zintel@zintelpr.com	investor@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports
Second Quarter 2008 Financial Results

Aladdin Analyst Day Scheduled for August 1st in New York

TEL AVIV, ISRAEL, July 21, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced financial results for the second quarter of fiscal year 2008, ended June 30, 2008.

Total revenues for the second quarter 2008 were $26.4 million, an increase of four percent from $25.5 million for the same period in 2007. Software DRM revenues for the second quarter of 2008 were $16.4 million, in-line with the same period in 2007. Enterprise Security revenues for the second quarter were $10.0 million, an 11 percent increase from $9.0 million recorded in the same period in 2007.

Net income in accordance with U.S. Generally Accepted Accounting Principles (GAAP) for the second quarter of 2008 was $0.1 million, or $0.01 per basic and diluted share, compared to second quarter of 2007 GAAP net income of $3.9 million or $0.27 per basic share and $0.26 per diluted share. GAAP net income for the second quarter of 2008 included $0.4 million for stock-based compensation expenses, compared to $0.2 million reported in the second quarter of 2007.

Excluding stock-based compensation expenses, the Company reported non-GAAP net income for the second quarter of 2008 of $0.5 million, or $0.04 per basic share and diluted share, compared to second quarter of 2007 non-GAAP net income of $4.6 million or $0.32 per basic share and $0.31 per diluted share. Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for a reconciliation of GAAP financial information to non-GAAP.

Cash, cash equivalents and marketable securities totaled $94.5 million at June 30, 2008. The Company generated cash flow from operations of $0.6 million during the second quarter of 2008.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, said, “Our second quarter 2008 revenue and earnings per share results were in line with our preliminary results announced on July 2, 2008. With a goal of improving long-term performance, we are increasing our investment in customer focused research and development as well as marketing resources in order to drive organic growth while also seeking additional complementary acquisition opportunities. I believe these investments in our core business will strengthen our portfolio of IT security offerings and increase our global brand recognition.”

Financial and Operating Highlights
—	Quarterly revenues of $26.4 million, an increase of four percent year-over-year.
—	Announced a definitive agreement to acquire Italian-based Eutronsec, S.p.A. for approximately €10.0 million in cash, including acquisition-related expenses. The closing of the transaction is subject to customary closing conditions and is expected to be consummated by September 2008.
—	Established a new office in Portugal as part of Aladdin Europe. Located near Lisbon, the Portuguese office, Aladdin Europe, Lda., is set to strengthen its HASP software DRM business in Portugal through the acquisition of long-time partner and distributor, Futurmática.

Quarterly Product Highlights
—	Released Aladdin eToken NG-FLASH 72K, which combines the features of a USB encrypted flash drive and an open Java Card technology with an advanced smartcard.
—	Aladdin HASP SRM won “Most Innovative Software for the Software Industry” at the Computer Technology Industry Association (CompTIA) 2008 SoftwareCEO Software Innovation Awards.
—	Aladdin HASP SRM won a 2008 Codie Award in the “Best Digital Rights Management Solution” category from the Software and Information Industry Association (SIIA).
—	Released Aladdin eSafe v6.2 Proxy, offering organizations more options in control and flexibility for secure Web gateway deployment.
—	Announced Linux support for Aladdin HASP SRM, the first fully-integrated software- and hardware-based copy protection and licensing solution.

For further information on product highlights, refer to the press room on the Company’s Web site at http://www.aladdin.com/about/press/corporate.aspx.

Future Business Outlook
Based on current business conditions and expectations, Aladdin management is reiterating the recently updated 2008 top line revenue target range issued on July 2, 2008 of between $112.0 million and $120.0 million for fiscal year 2008 as compared to the $105.9 million in revenues reported for fiscal year 2007.

The Company is also reiterating its recently updated fiscal year 2008 GAAP diluted earnings per share guidance range of between $0.36 to $0.44. These figures do not include amortization and reorganization charges related to the acquisition of Eutronsec, as they are not yet determinable. The Company reported GAAP diluted earnings per share of $1.02 for fiscal year 2007.

Fiscal year 2008 non-GAAP diluted earnings per share are expected to be in the range of $0.48 to $0.56. Non-GAAP earnings per share guidance excludes the projected impact of stock-based compensation expenses and anticipated one-time expenses related to the Company’s recent and announced acquisitions. The Company reported non-GAAP earnings per diluted share of $1.20 for fiscal year 2007, which excluded stock-based compensation expense and the impact of the $2.0 million non-recurring up-front cost associated with production of video-based training.

The Company undertakes no obligation to update its estimates.

Use of Non-GAAP Measures
This press release provides financial measures for net income, basic and diluted earnings per share that exclude stock-based compensation expense and anticipated one-time mergers and acquisition related expenses which are not calculated in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s net income and earnings per share as well as to compare it with historical net income and earnings per share.

Earnings Teleconference & Web Cast
The Company will hold a teleconference today, July 21st, at 9 a.m. EDT to discuss the quarterly results. To participate in the call, dial +1 (800) 994-4498 in North America, or +972 (3) 918-0610 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on July 21st through 11:59 p.m. EDT on August 21st by calling +1 (877) 456-0009 in North America, or +972 (3) 925-5953 internationally. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

Analyst Day
Aladdin will host an analyst day on Friday, August 1st from 10:00 a.m. to 12:30 p.m. EDT in New York, at the NASDAQ Market Site, 43rd and Broadway. Speakers at the breakfast event will include Chairman and CEO Yanki Margalit, CFO Aviram Shemer, and the vice presidents of the Aladdin HASP, eSafe and eToken Business Units. Aladdin management will provide an update on Aladdin’s vision for growth and expansion into new global markets and technologies, as well as operational and financial highlights. Following the breakfast, Mr. Margalit will host a question and answer session.

A live Web cast of the presentations will be available on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes early to register for the Web cast and download any necessary audio software.

For more details and to register, email investor@aladdin.com or call +1 (646) 468-0481.

About Aladdin Knowledge Systems
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and the proposed acquisition of Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three month period ended June 30,		Six month period ended June 30,
	2008	2007	2008	2007

Revenues:
Software Security (DRM)	16,420	16,466	35,407	33,488
Enterprise Security	9,960	9,000	20,996	17,156

Total revenues	26,380	25,466	56,403	50,644

Cost of revenues	6,256	5,843	13,982	11,252

Gross profit	20,124	19,623	42,421	39,392

Research & development	6,679	4,585	12,944	9,174
Selling & marketing	9,751	7,917	19,248	15,994
General & administrative	4,211	3,370	8,205	6,765

Total operating expenses	20,641	15,872	40,397	31,933

Operating income (loss)	(517)	3,751	2,024	7,459
Financial income, net	284	1,042	997	2,047
Other income	-	5	613	14

Income (loss) before taxes	(233)	4,798	3,634	9,520

Taxes on income	(50)	770	450	1,512

Income (loss) before equity in loss of an
affiliate and non-controlling interest	(183)	4,028	3,184	8,008

Equity in loss of an affiliate	-	(149)	(68)	(261)

Income (loss) before non-controlling interest	(183)	3,879	3,116	7,747
Non-controlling interest	327	-	693	-

Net income	144	3,879	3,809	7,747

Basic earnings per share	0.01	0.27	0.27	0.53
Diluted earnings per share	0.01	0.26	0.27	0.52

Weighted average number of shares
outstanding for Basic EPS	13,882	14,493	13,874	14,590

Weighted average number of shares
outstanding for Diluted EPS	14,196	14,914	14,212	14,962

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	June 30,	December 31,
	2008	2007

Assets

Current assets:
Cash & cash equivalents	90,934	77,209
Marketable securities	3,577	13,127
Investment in other companies	2,336	4,423
Trade receivables, net of allowance for doubtful accounts	16,947	16,918
Other accounts receivable	6,634	7,061
Inventories	12,311	8,763

Total current assets	132,739	127,501

Severance pay fund	4,903	3,853

Fixed assets, net	7,276	6,501

Other long-term assets, net	20,528	12,195

Total Assets	165,446	150,050

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	8,414	8,236
Deferred revenues	6,681	6,635
Other current liabilities	10,606	8,583

Total current liabilities	25,701	23,454

Accrued severance pay	6,370	4,802

Other long-term liabilities	3,354	2,564

Non-controlling interest	5,712	-

Shareholders' Equity	124,309	119,230

Total Liabilities and Shareholders' Equity	165,446	150,050

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended June 30,		Six month period ended June 30,
	2008	2007	2008	2007

Cash flow from operating activities:

Net income	144	3,879	3,809	7,747
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	769	990	1,265	1,649

Increase (decrease) in trade and other receivables, net	2,007	(720)	1,185	(1,752)
Increase in inventory	(1,013)	(190)	(2,284)	(383)

Increase (decrease) in trade payables and accrued liabilities	(567)	578	(201)	188
Other adjustments	(774)	44	(1,014)	1,062

Net cash provided by operating activities	566	4,581	2,760	8,511

Cash flow from investing activities:

Purchase of property and equipment, net	(667)	(1,161)	(1,142)	(1,798)
Proceeds from sale of property and equipment	-	16	-	29
Investment in available-for-sale marketable securities	-	(13,728)	-	(34,356)
Proceeds from sale of available-for-sale marketable securities	5,357	14,210	9,561	35,210
Investment in other companies	-	(245)	(203)	(495)
Investment in other assets	(236)	-	(236)	-
Proceeds from return on investment in other companies	-	-	2,904	-

Net cash provided by (used in) investing activities	4,454	(908)	10,884	(1,410)
Cash flow from financing activities:

Proceeds from exercise of options	36	312	185	398
Loan Payments	-	-	(250)	-
Purchase of treasury shares	-	(9,983)	-	(9,983)
Net cash provided by (used in) financing activities	36	(9,671)	(65)	-

Effect of exchange rate on cash and cash equivalents	(166)	18	146	9

Increase (decrease) in cash and cash equivalents	4,890	(5,980)	13,725	(2,476)

Cash and cash equivalents at the beginning of the period	86,044	43,239	77,209	39,734
Cash and cash equivalents at the end of the period	90,934	37,259	90,934	37,259

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Quarter ended June 30				Six month period ended June 30
	GAAP 2008	SFAS 123R adjustments	Non-GAAP 2008	Non-GAAP 2007	GAAP 2008	SFAS 123R adjustments	Non-GAAP 2008	Non-GAAP 2007
	(Unaudited)

Revenues:
Software Security (DRM)	16,420		16,420	16,466	35,407		35,407	33,488
Enterprise Security	9,960		9,960	9,000	20,966		20,966	17,156

Total Revenues	26,380		26,380	25,466	56,403		56,403	50,644

Cost of revenues	6,256	18	6,238	5,833	13,982	38	13,944	11,252

Gross profit	20,124	(18)	20,142	19,633	42,421	(38)	42,459	39,392

Research & development	6,679	149	6,530	4,431	12,941	276	12,668	8,939

Selling & marketing	9,751	145	9,606	7,818	19,248	297	18,951	15,787

General & administrative	4,211	91	4,120	3,213	8,205	174	8,031	6,642

Total operating expenses	20,641	385	20,256	15,462	40,397	747	39,650	31,368

Operating income (loss)	(517)	(403)	(114)	4,171	2,024	(785)	2,809	8,024
Financial income, net	284		284	1,042	997		997	2,048
Other income	-			5	613		613	14

Income (loss) before taxes	(233)	(403)	170	5,218	3,634	(785)	4,419	10,086

Taxes on income	(50)		(50)	770	450		450	1,512

Income (loss) before equity in
loss of an affiliate	(183)	(403)	220	4,448	3,184	(785)	3,969	8,574
Equity in loss of an affiliate	-		-	(149)	(68)		(68)	(261)
Income (loss) before
non-controlling interest	(183)		220	-	3,116		3,901	8,313
Non-controlling interest	327		327	-	693		693	-

Net income	144	(403)	547	4,597	3,809	(785)	4,594	8,313

Basic earnings per share	0.01		0.04	0.32	0.27		0.33	0.57

Diluted earnings per share	0.01		0.04	0.31	0.27		0.32	0.56

Weighted average number of
shares outstanding for Basic EPS	13,882		13,882	14,493	13,874		13,874	14,590

Weighted average number of
shares outstanding for Diluted
EPS	14,196		14,196	14,914	14,212		14,212	14,962